18001578

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1821 Burdick Expressway West
(No. and Street)

Minot (City) ND (State) 58701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Waage (701) 837-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, an Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E [illegible] SBN

OATH OR AFFIRMATION

I, Donald Waage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President — President
Title

Notary Public

NICOLE BERTSCH
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
January 25, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2017 AND 2016

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Capital Financial Services, Inc.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of Capital Financial Services, Inc. (the "Company") as of December 31, 2017, the related statement of income, changes in shareholders' equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Capital Financial Services, Inc. as of and for the year ended December 31, 2016 were audited by other auditors whose report dated February 28, 2017 expressed an unqualified opinion on those statements, a copy of which is attached.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the

responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information, including exemptions is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.
Woodland Hills, CA
March 12, 2018

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Capital Financial Services, Inc.

We have audited the accompanying statements of financial condition of Capital Financial Services, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Capital Financial Services, Inc.'s financial statements. The Supplemental Information is the responsibility of Capital Financial Services, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Denver, Colorado
February 28, 2017

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

ASSETS

		2017		2016
CURRENT ASSETS				
Cash and cash equivalents	$	1,216,871	$	714,155
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2017 and 2016)		1,737,373		1,927,908
Prepaid assets		11,301		16,960
Total current assets	$	2,965,545	$	2,659,023
PROPERTY AND EQUIPMENT	$	284,790	$	373,456
Less accumulated depreciation		(213,098)		(271,206)
Net property and equipment	$	71,692	$	102,250
OTHER ASSETS				
Severance escrow	$	140,218	$	240,507
Clearing deposits		175,279		175,279
Total other assets	$	315,497	$	415,786
TOTAL ASSETS	$	3,352,734	$	3,177,059

LIABILITIES AND STOCKHOLDER'S EQUITY

		2017		2016
CURRENT LIABILITIES				
Commissions payable	$	2,029,467	$	2,027,962
Accounts payable & accrued expenses		402,340		69,519
Total current liabilities	$	2,431,807	$	2,097,481
TOTAL LIABILITIES	$	2,431,807	$	2,097,481
STOCKHOLDER'S EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Capital contribution from parent		243,392		243,392
Retained earnings		672,535		831,186
TOTAL STOCKHOLDER'S EQUITY	$	920,927	$	1,079,578
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,352,734	$	3,177,059

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF INCOME
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

		2017		2016
INCOME				
Commission and underwriting income	$	13,481,827	$	15,946,037
Advisory fee income		1,616,970		1,227,001
Other income		96,521		53,791
Other fee income		373,829		335,122
Total income	$	15,569,147	$	17,561,951
EXPENSES				
Commission expense	$	12,739,243	$	14,987,254
Professional fees		457,173		259,588
Settlement payments		132,749		250,779
Advertising, printing and postage		22,455		30,261
Dues, fees, and registrations		161,120		136,742
Compensation and benefits		1,410,639		1,276,536
Rent		150,185		86,200
Travel		13,075		18,794
Phone		38,180		43,996
Office and computer supplies		35,719		17,896
Depreciation		41,349		44,558
Loss on disposal of assets		4,195		-
Other expenses		57,702		132,196
Total expenses	$	15,263,784	$	17,284,800
INCOME OF CONTINUING OPERATIONS	$	305,363	$	277,151
INCOME TAX EXPENSE	$	(102,342)	$	(108,643)
NET INCOME	$	203,021	$	168,508

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 5,000	$ 178,392	$ 1,032,453	$ 1,215,845
Net income	-	-	168,508	168,508
Capital contribution from parent	-	65,000	-	65,000
Dividends	-	-	(369,775)	(369,775)
Balance, December 31, 2016	$ 5,000	$ 243,392	$ 831,186	$ 1,079,578
Net income	-		203,021	203,021
Dividends	-		(361,672)	(361,672)
Balance, December 31, 2017	$ 5,000	$ 243,392	$ 672,535	$ 920,927

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 203,021	$ 168,508
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	41,349	44,558
Loss on Disposal of assets	4,194	-
Effects on operating cash flows due to changes in:		
Prepaid assets	5,659	49,558
Accounts and commissions receivable	190,535	(163,044)
Other Assets	100,289	(240)
Commissions payable	1,505	315,853
Other liabilities	332,821	(10,473)
Net cash provided by operating activities	$ 879,373	$ 404,720
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (14,985)	$ (14,333)
Net cash used by investing activities	(14,985)	(14,333)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	-	65,000
Dividends	(361,672)	(369,775)
Net cash used by financing activities	$ (361,672)	$ (304,775)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 502,716	$ 85,612
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	714,155	628,543
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,216,871	$ 714,155
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 2,424	$ 4,010
Interest	$ -	$ -

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions Revenue - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized ratably over the period received. This amount is included under commissions on the income statement.

Advisory Fee Revenue - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period earned.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2017 and 2016 was $41,349 and $44,558, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal and state income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed. The Company has not recorded any liabilities, or interest and penalties, as of December 31, 2017. The income tax expense booked for 2017 in CFS was $155,298.

Severance Escrow – The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

Accounting Guidance Not Yet Adopted – ASU 2014-09 - In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect

of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including

interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09. The Company plans to adopt the revenue recognition standard as of January 1, 2018. While the Company has not yet identified any material changes in the timing of revenue recognition, its review is ongoing. Upon adoption, we plan to use a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, analyzing contracts and reviewing potential changes to our existing revenue recognition accounting policies. The Company continues to evaluate the potential impacts that these revenue recognition standards may have on our financial statements, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements. The Company is still evaluating the impact the adoption of this new guidance will have on our financial position and results of operations. We are also still evaluating the impact to our disclosures as a result of adopting this new guidance.

In February 2016, the FASB issued ASU 2016-02, *Leases*. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. Under ASU 2016-02, lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently in the process of evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements beginning January 1, 2019.

NOTE 2 – **RULE 4110 (c)(1)**

The Company operates under the provision of FINRA Rule 4410 (c)(1) and, accordingly, the member is restricted from withdrawing equity capital for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing. Subject to the requirements of paragraph (c)(2) of this Rule, this paragraph shall not preclude a member from withdrawing profits earned. On December 28, 2016 the board of the holding company of Capital Financial Services, Inc. approved capital contribution in the amount of $65,000 to be transferred to the Company. The funds are presented on the balance sheet under capital contribution in order to comply with Rule 4410 (c)(1).

NOTE 3 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $626,186, which was $454,335 in excess of its minimum required net capital of $171,851. The Company's net capital ratio was 4.1 to 1.

NOTE 5 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2017 and 2016 included 12b-1 receivables of $1,079,579 and $1,181,413, respectively. The Company's receivables as of December 31, 2017 and 2016 also included investment advisory receivables of $423,929 and $287,468, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. The Company's commissions payable as of December 31, 2017 and 2016 were $2,029,467 and $2,027,962 respectively. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company and the commissions payable accrual, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 6 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

	2017	2016
Compensation and benefits paid to Capital Financial Holdings, Inc.	$ 44,293	$ 60,085
Capital contribution from Capital Financial Holdings, Inc.	$ -	$ 65,000
Dividends paid to Capital Financial Holdings, Inc.	$ 361,672	$ 369,775
Corporate overhead paid to Capital Financial Holdings, Inc.	$ 11,193	$ 10,852
*Rent paid to Capital Financial Holdings, Inc.	$ 138,550	$ 73,953

* CFS has a lease agreement on their previous office building located at 1 N Main St, Minot, ND 58703, with Capital Financial Holdings, Inc. to pay a monthly rent payment of $6,250. This amount became effective April 1, 2016 and remains in effect until April 1, 2017. From April 1, 2017 to March 31, 2018 the monthly rent on this lease will increase to $6,700. On June 5, 2017 the principal office of CFS moved to 1821 Burdick Expressway W, Minot, ND 58701. On this new space, CFS has a month to month lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $8,500. This amount became effective in June of 2017 and remains in effect until terminated by either party.

NOTE 7 – **OPERATING LEASES**

The Company has various leases for office equipment and rent over the next several years through 2021. The total rent expense for office equipment leases was $11,035 and $10,410 for December 31, 2017 and 2016 respectively. For additional information regarding lease agreements of the Company see Note 6 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2017.

Years ending December 31,	
2017	$ 146,631
2018	126,228
2019	106,128
2020	106,128
2021	106,128
Total minimum future rental payments	$ 591,243

NOTE 8 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. Issuers of certain alternative products sold by the Company are in Bankruptcy or may have other financial difficulties. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to several legal and/or arbitration proceedings. These proceedings include customer suits, investments alleged to be unsuitable, and bankruptcies and other issues brought by claimants. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a

liability exists, and the amount can be reasonably estimated. The current proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result from the outcome of these cases; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. As of December 31, 2017, the Company is a defendant in seven on-going suits or arbitrations as discussed above. The Company expects to vigorously defend itself in these cases.

NOTE 9 – **FAIR VALUE**

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2017.

NOTE 10 – **SUBSEQUENT EVENTS**

The company has evaluated subsequent event through the date the financial statements were available to be issued, and have identified the following events:

On January 19, 2018 the Company settled one of the aforementioned arbitration cases in the amount of $77,500 without admission of liability. Payment was made February 14, 2018. $22,251 of the $77,500 settlement was paid by CFS's error and omissions insurance carrier. On February 15, 2018 the company settled another one of the aforementioned arbitration cases in the amount of $135,000 without admission of liability. Payment was made March 9, 2018. $100,000 of the $135,000 settlement was paid by CFS's error and omissions insurance carrier.

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017 AND 2016

		2017	2016
NET CAPITAL			
Total stockholders' equity	$	920,927	1,079,578
Less non-allowable assets:			
Prepaid assets		11,300	16,960
Property and equipment		71,692	102,250
Other deductions		3,178	4,217
Other assets		140,218	240,507
Accounts and commissions receivable		68,353	315,435
Net capital	$	626,186	400,209
AGGREGATE INDEBTEDNESS			
Commissions and fees payable	$	2,029,467	2,027,962
Accrued expenses		402,340	69,519
Other liabilities		145,955	59,321
Total aggregate indebtedness	$	2,577,762	2,156,802
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	171,851	143,787
Ratio: Aggregate indebtedness to net capital		4.1 to 1	5.4 to 1

RECONCILIATION BETWEEN X-17A-5 FOCUS TO AUDIT
2017 (2016 Audit performed by predecessor auditor)

Net capital per 12/31/2017 Focus Report	$ 488,641
Adjustments	
Accrual of Liabilities	(34,293)
Allowable Portion of Receivables	174,838
Net Capital per 12/31/2017 Audit	$ 626,186
Ratio Aggregate indebtedness to net capital per 12/31/2017 Audit	4.1 to 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
AS OF DECEMBER 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2355*********************MIXED AADC 220
25203 FINRA DEC
CAPITAL FINANCIAL SERVICES INC
1821 BURDICK EXPY W
MINOT, ND 58701-5667

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chad Thuner 701.857.9963

2. A. General Assessment (item 2e from page 2)		$ 8,211
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/27/17 Date Paid		(2,231)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,980
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,980
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,980	
H. Overpayment carried forward	$( )	

NB 1/24/18 ORU 1/24/18 Ec 1/26/18

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 22 day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

PAID JAN 26 2018
Ec JH

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,564,952
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,090,716
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	10,090,716
2d. SIPC Net Operating Revenues	$ 5,474,236
2e. General Assessment @ .0015	$ 8,211
	(to page 1, line 2.A.)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholders and Board of Directors
Capital Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Capital Financial Services, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting a difference of $4,195 related to loss on disposal of assets;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the difference above, as well as $62,441 in clearing fees related to item 2c(3) of SIPC-7, resulting in a net overpayment of $88;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, California
March 12, 2018

Member FINRA & SIPC

CAPITAL FINANCIAL SERVICES, INC.

INVESTMENT ADVISORY SERVICES • INVESTMENT SECURITIES

1821 WEST BURDICK EXPRESSWAY • MINOT, ND 58701 • 701-837-9600 • 1-877-814-6379 • FAX: 701-857-9992

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
EXEMPTION REPORT DECEMBER 31, 2017

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company promptly transmits customer funds or securities to its clearing firm. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

We, as members of management of Capital Financial Services, Inc., (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2017 to December 31, 2017 without exception.

Donald Waage
President
March 12, 2018

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367•(818) 657-0288•FAX (818) 657-0299•(818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Capital Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Capital Financial Services, Inc. Exemption Report in which (1) Capital Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Capital Financial Services, Inc. stated that Capital Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year of 2017. Capital Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capital Financial Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, California
March 12, 2018